                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of June, 2001

                                Soft Care EC Inc.


                            107 - 980 West 1st Street
                               North Vancouver, BC
                                     V7P 3N4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  [X]   Form 40-F
                                 -------          -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes          No   [X]
                                 -------      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   --------

DESCRIPTION OF FILED INFORMATION:
Press Release Dated June 20, 2001

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


SoftCare EC Inc.
(Registrant)

  By: /s/ Martyn Armstrong
      --------------------
      Martyn Armstrong
      President & CEO




Date: 20 June 2001

                                                       SHARES ISSUED: 16,989,728
                                                       FULLY DILUTED: 19,116,728
                                                               SYMBOL:  SCE-CDNX
                                                                        NR-00-05
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                  SOFTCARE APPOINTS V.P. OF SALES AND MARKETING

NORTH VANCOUVER, BRITISH COLUMBIA, JUNE 20 , 2001 - SoftCare EC Inc. (CDNX:SCE), www.softcare.com is pleased to announce the appointment of Mr. Ernie Mangulins as Vice President of Sales and Marketing. Prior to joining SoftCare, Mr. Mangulins was President and CEO of Aeronett Technologies Ltd. where he was responsible for developing and executing a business plan and raising of capital through the equity markets as well as from private sources. Before joining Aeronett, Mr. Mangulins was the Manager of Network Solutions at Group West Systems Limited where he oversaw the marketing and sales of new business solutions for Canada and the US. Previously at IBM Canada, Mr. Mangulins was a Senior Business Manager responsible for marketing and sales of electronic commerce applications throughout western Canada. Additionally, Ernie has worked as an independent electronic commerce business consultant at various times over the years.

Ernie was educated at the University of Waterloo where he majored in Computer Sciences and earned a degree in Mathematics. While at IBM, he was recognized for continually achieving and exceeding business and revenue targets.

SoftCare develops business relationship management software allowing companies to conduct business-to-business e-commerce and the creation of B2B industry portals. Our e-business management software is open and scaleable allowing for the integration with existing and future technologies, lowering operating costs and streamlining the supply chain while delivering benefits to all business e-trading relationships.



On behalf of the Board of Directors,


----------------------------
Martyn A. Armstrong
President and CEO


FOR MORE INFORMATION CONTACT:

Corporate Communications
Clive Massey
SoftCare EC Inc
888 763 8227 toll free
604 983 8083 tel
604 983 8056 fax
cmassey@softcare.com
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Information in this release may involve expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to SoftCare EC Inc. as of the date of the release, and Softcare assume no obligation to update any such forward-looking statement. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Some of the factors and risks associated with SoftCare EC Inc.'s business are discussed in its registration statement on Form 20F effective with the Securities and Exchange Commission on Dec. 22, 2000, and in the other reports filed by it from time to time with the SEC and on SEDAR.


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